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                            May 14, 2020

       Adam Stone
       Chief Executive Officer
       ARYA Sciences Acquisition Corp III
       51 Astor Place, 10th Floor
       New York, New York 10003

                                                        Re: ARYA Sciences
Acquisition Corp III
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 17,
2020
                                                            CIK 0001808805

       Dear Mr. Stone:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed April 17, 2020

       Description of Securities
       Founder Shares, page 112

   1. We note your disclosure on page 112 that holders of your Class B common stock will have the right to elect
all of your directors prior to your initial business combination.
                                                        Please disclose whether
the company will be a controlled company as defined under
                                                        Nasdaq's rules and
discuss the the corporate governance exemptions that Nasdaq provides to a controlled
company. If applicable, include risk factor disclosure.
 Adam Stone
ARYA Sciences Acquisition Corp III
May 14, 2020
Page 2

       You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameAdam Stone                             Sincerely,
Comapany NameARYA Sciences Acquisition Corp III
                                                         Division of
Corporation Finance
May 14, 2020 Page 2                                      Office of Real Estate
& Construction
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